Exhibit 11

ALLIN CORPORATION

CALCULATION OF NET INCOME PER COMMON SHARE

(Dollars in thousands, except per share data)

	Three Months Ended June 30, 2004	Three Months Ended June 30, 2005	Six Months Ended June 30, 2004	Six Months Ended June 30, 2005
Net (loss) income	$(138)	$108	$43	$(66)

Accretion and dividends on preferred stock	183	191	364	377

Net loss attributable to common shareholders	$(321)	$(83)	$(321)	$(443)

Loss per common share - basic and dilusted	$(0.05)	$(0.01)	$(0.05)	$(0.06)

Weighted average shares outstanding - basic and diluted	6,967,339	6,967,339	6,967,339	6,967,339